33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

July 24, 2007

2007 JUL 25 P 12:

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings SUPPL

The ~~Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

DETERMINATION OF CONDITIONS OF SECONDARY SALE OF THE COMMON STOCK REGARDING THE REPAYMENT OF PUBLIC FUNDS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

07025536

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

7/27

(共Ea40 貯外15.5 2000 NCR)

July 23, 2007

To Whom It May Concern:

Mitsui Trust Holdings, Inc.
Code No.: 8309

Determination of Conditions of Secondary Sale of the Common Stock Regarding the Repayment of Public Funds

With regard to the secondary sale of common stock of Mitsui Trust Holdings, Inc. in the domestic and overseas markets to repay public funds, as announced on July 3 and 11, 2007, the conditions of the offering price etc. have been determined as described below.

1. Number of shares to be offered:

Common stock:	82,222,000 shares
(1) Domestic secondary sale:	53,445,000 shares
(2) Overseas secondary sale:	28,777,000 shares

2. Offering price:
   1,054 yen per share

3. Total amount of offering price:
   86,661,988,000 yen

4. Subscription period (domestic secondary sale):
   Between Tuesday, July 24, 2007 and Wednesday, July 25, 2007

5. Settlement date:
   Friday, July 27, 2007

(For your reference)
Calculation of offering price:

Reference date and price for calculation:	Monday, July 23, 2007 and 1,076 yen
Discount rate:	2.04%

For inquiries concerning this matter, please contact:
Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

END